Exhibit 19.1

21Shares US LLC - Policy Statement on Insider Trading

Section 204A of the Advisers Act requires that all investment advisers establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business, to prevent the misuse of material, non- public information by the adviser or any person associated with the adviser.

21Shares forbids any Employees from trading, either personally or on behalf of others, including Funds, based upon Material Non-Public Information (“MNPI”) about a publicly traded security, or communicating MNPI to others in violation of the law. This conduct is frequently referred to as “insider trading.” 21Shares’ policy applies to every Employee and extends to activities within and outside their duties at 21Shares.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of MNPI to trade in securities (whether or not one is an “insider”) or the communications of MNPI to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

●	trading by an insider, while in possession of MNPI;

●	trading by a non-insider, while in possession of MNPI, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

●	communicating MNPI to others (i.e. “tipping”).

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, any Employee has any questions they should consult the CCO.

Who is an Insider?

The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if they enter into a special confidential relationship in the conduct of a company’s affairs and as a result are given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, 21Shares may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

What is Material Information?

“Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that Employees should consider material includes, but is not limited to:

●	merger or acquisition proposals or agreements;

●	news of a significant sale of assets or the disposition of a subsidiary;

●	liquidation problems;

●	major contract awards;

●	the gain or loss of a substantial customer or supplier;

●	pricing changes or discount policies;

●	notice of issuance of patents;

●	significant new products, processes or discoveries;

●	major litigation or regulatory inquiries;

●	extraordinary management developments;

●	earnings estimates (or results);

●	changes in previously released earnings estimates;

●	current financial performance;

●	changes in dividend amounts or policies or the declaration of a stock split or the offering of additional securities; and/or

●	significant write-offs or restatements.

What is Non-Public Information?

Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public. Common examples of non-public information include information provided to a select group of analysts that is not made available to the investment community at large, information about a company that has not been disseminated by such company in a press release, or information received as a “tip” from a person who owes a duty of trust or confidentiality with respect to such information.

Penalties for Insider Trading

Any violation of this policy statement can be expected to result in serious sanctions by 21Shares, which may include dismissal of the persons involved.

Penalties for trading on or communicating MNPI are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if they do not personally benefit from the violation. Penalties include:

●	civil injunctions;

●	treble damages (triple the amount of compensatory/actual damages);

●	disgorgement of profits;

●	jail sentences;

●	fines for the person who committed the violation of up to three times the profit gain or loss avoided, whether or not the person actually benefited; and

●	fines for the employer or other controlling person of up to the greater of $100,000 or three times the amount of the profit gained or loss avoided.

Procedures To Implement Policy Against Insider Trading

The following procedures have been established to aid Employees in avoiding insider trading and to aid 21Shares in preventing, detecting and imposing sanctions against insider trading. Every Employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If employees have any questions about these procedures, they should consult the CCO.

Identifying Insider Information

●	Before engaging in personal trading or trading for Funds in the securities of a company which has publicly traded securities (even if the information relates to such company’s non-publicly traded securities), Employees should ask the following questions about any information that may be MNPI prior to communicating such information to any person other than the CCO:

●	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

●	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace (e.g., by being published in Reuters, the Wall Street Journal or other publications of general circulation or made available broadly to security holders)?

●	Has this information been obtained from a company or from another source (including an immediate family member) as a result of a breach of a duty of trust or confidence by that source?

●	If, after consideration of the above, there is a possibility that the information could be material and non-public, or if there are questions as to whether the information is material and non-public, the following steps should be taken:

●	The matter should be reported immediately to the CCO.

●	The securities should not be purchased or sold personally or on behalf of a Fund or for any of the Supervised Person’s Personal Accounts;

●	The information should not be communicated inside or outside 21Shares, other than to the CCO.

●	After the CCO has reviewed the issue or consulted with counsel (as the CCO deems appropriate), the CCO will determine whether to:

●	continue the restriction on trading in such securities (by placing the security on the Restricted List (as defined below);

●	permit trading in such securities and communication of the information (either in Personal Accounts or Fund accounts);

●	create an “ethical wall” to limit the information to certain Employees and instruct the Employee that they may communicate the information only to Employees that are appropriately “walled off” by confidentiality agreement or otherwise; or

●	take any other action the CCO deems appropriate.

Restricting Access to MNPI

If an Employee is in possession of information that they have identified as material and non-public, such information may not be communicated to anyone, including persons within 21Shares, except as permitted by the CCO (who may authorize other Employees to be put behind an “ethical wall”). In addition, care should be taken so that such information is secure. For example, files containing MNPI should be sealed; access to computer files containing MNPI should be restricted.

Resolving Issues Concerning Insider Trading

If after consideration of the items set forth above doubt remains as to whether such information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the CCO before trading or communicating the information to anyone.

Officers, Directors and Employees of Public Companies

Certain Investors may serve as officers or on the Boards of publicly traded companies, which could potentially fall within 21Shares’ investment universe. As such, Employees must be careful in speaking to such Investors to ensure that 21Shares does not receive any material, non-public information. In the event any Employee receives material, non- public information, such Employee is required to follow the guidelines and procedures relating to the handling and sharing of such information as contained in this manual.

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